201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

February 1, 2016

Ms. Amanda Ravitz

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc.
Response to Comment letter dated March 10, 2015
Amendment No. 2 to Form S-1
Filed: February 11, 2015
File No. 333-196078

Dear Ms. Ravitz:

Enclosed is the Pre-Effective Amendment No. 3 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated March 10, 2015.

Registration Statement Cover Page

1.	We note your response to prior comment 2; however, the size of the proposed maximum aggregate offering price and the amount of the registration fee increased with this amendment. Therefore, it is not clear how the additional fee was “previously paid.” Please tell us the date or dates on which you paid the fee and the amount of the fee that was paid on each date. Also revise the notes to the fee table to reflect the paragraph of rule 457 on which you relied to calculate the fee and, if necessary, to indicate that you are paying the additional fee amount not previously paid.

Response:	The Company paid $100.00 on February 10, 2015, due to the increase in the size of the proposed maximum aggregate offering price. Therefore, it was “previously paid” when it filed the amendment on February 11, 2015. The Company also previously paid $100.00 on May 14, 2014, when it filed the previous registration statement. The note to the table is revised to reflect Exchange Act Rule 457(o) as the applicable paragraph it relied on to calculate the fee.

Ms. Amanda Ravitz

February 1, 2016

Prospectus Cover Page

2.	We note you revised the registration fee table in response to prior comment 3. Because that disclosure is not part of the prospectus, please revise the prospectus cover page where you indicate the proceeds to the company to reflect the maximum net proceeds you could receive in the offering.

Response:	The Company has revised the prospectus cover page where it indicates the proceeds to the Company to reflect the maximum net proceeds it could receive in the offering by reference to footnote (2) of the registration fee table.

Prospectus Summary, page 4

3.	It does not appear that you have made any revisions in the Prospectus Summary in response to prior comment 6 to eliminate the implication that you manufacture the products you sell. Here and throughout the filing, as appropriate, please remove references to “our products.”

Response:	Revised to remove the references to “our products” to state “the products.”

4.	In light of your revisions in response to prior comment 7, please also remove references to Amazon.com in the third-to-last paragraph on page 5 and the first two paragraphs on page 28.

Response:	Revised to remove the reference to Amazon.com to state “online retailers.”

5.	Where you mention your intent to pay offering costs from cash or from shareholder advances, please revise to indicate whether your shareholders have agreed to make advances. If so, please also disclose the terms of the agreement. If not, please revise to so state.

Response:	Revised to state that the Company’s majority shareholder has orally agreed to advance the Company the necessary funds without interest and has agreed to defer repayment until the Company is able to repay him.

6.	Please revise the “Gross Proceeds to Us” on page 6 to reflect the new offering price of $0.20 per share.

Response:	Revised the “Gross Proceeds to Us” on page 6 to reflect the new offering price of $0.20 per share.

7.	We note on page 6 that you disclose that the aggregate market value of your common stock based on the offering price of $0.20 per share is $750,000. Please explain to us how you calculated this amount.

Response:	Revised to reflect $3,000,000, which is calculated by multiplying 15,000,000 currently outstanding shares by the offering price of $0.20 per share.

Ms. Amanda Ravitz

February 1, 2016

Management’s Discussion and Analysis…, page 24

For the three months ended September 30, 2014…, page 25

8.	We note your response to prior comment 11 and your updated disclosures on pages 25-26. Please revise your filing to also include an explanation of the underlying reasons for the changes in your revenues and your operating expenses for the three month and nine months ended September 30, 2014. For instance, please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations. Also, please provide a narrative discussion of the extent to which such increases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. This comment also applies to the same MD&A presentation for the year ended December 31, 2013 compared with December 31, 2012.

Response:	Revised through updates to the financial information with a discussion of the reasons for the changes in revenues and operating expenses.

Business, page 28

9.	Please expand your revisions in response to prior comments 12 and 14 to describe the material terms of the oral agreement with Quarta-Rad Ltd. for your purchase and exclusive distribution of their products in Europe, the United States and Asia (excluding China). For instance, you should describe provisions relating to term, pricing or consideration, exclusivity and termination.

Response:	Revised to describe the material terms of the oral agreement with Quarta-Rad Ltd. for the purchase and exclusive distribution of their products in Europe, the United States and Asia (excluding China).

Major advantages, page 29

Ms. Amanda Ravitz

February 1, 2016

10.	It does not appear that you have revised this section in response to prior comment 18 to identify the “highly experienced engineers” referenced in the fourth bullet point to whom you have access or indicated where they are employed. Similarly, it does not appear that you have revised to explain what you mean by “proprietary tech library” and whether you or your affiliates owns or controls this library. Please revise.

Response:	Revised to remove the words “highly experienced.”

Certain Relationships and Related Transactions, page 35

11.	Please expand your disclosure in response to comments 20 and 21 to address not only the transactions since the start of the last fiscal year (2013), but also the two fiscal years preceding the last fiscal year, per Instruction 1 to Item 404.

Response:	Revised to reflect the related party transactions for the years ended December 31, 2014 and 2013 and for the nine months ended September 30, 2015 and 2014.

Financial statements, page 43

Note 2 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

12.	We note your response to prior comments 23 and 25. Please expand your prior response to address the comments below regarding your analysis of the factors listed in FASB ASC 605-45:

●	Tell us how you have considered FASB ASC 605-45-45-6. Please explain to us if you have the right to return your product to QRR and in what circumstances and how you considered this in your analysis to report your revenues on a gross basis versus a net basis. Refer to FASB ASC 605-45-45-6.

●	Response:The Company has considered FASB ASC 605-45-45-6 believes it should report revenues on the gross rather than the net basis. The Company does not have the right to return the products except for units that malfunction. It has assumed complete inventory risk. The Company is the party responsible for delivering the product to the customer and the the customer looks for fulfillment from the Company. The company is at risk for the full amount of the contract, not a commission. The Company makes the representations during marketing to the consumer and the terms of the sales contract provides evidence that the Company is primary obligor.

Ms. Amanda Ravitz

February 1, 2016

●	Further, please tell us more about your arrangement with Amazon. In this regard, you state that the inventory is warehoused at Amazon. We note that it appears that Amazon sells these items directly while also fulfilling the items that are sold by you on Amazon. Explain the material provisions of your arrangement(s) with Amazon and how it impacts your conclusion that you hold unmitigated inventory risk.

●	Response:First, the Company no longer sells any products for related parties. All sales are to third party customers. The Company orders its product from Quarta-Rad Russia, Ltd. (“QRR”) and prepays for it. QRR ships the products to Amazon. The Company advertises and sells its products on Amazon and customers are buying the products from the Company and not from QRR. The Company is the primary obligor under this arrangement. If a customer returns a product, the Company is responsible for issuing a refund.

●	Clarify for us how, if at all, you change the product or perform the service related to the products purchased from QRR as outlined in FASB ASC 605-45-45-9.

●	Response: The Company is responsible for providing its own packaging and labeling and can request QRR to make changes to satisfy its customers. The Company has also developed software to be used in some of the products that it orders. The Company is fully responsible for fulfillment; thus, it is the primary obligor.

●	You indicated that you have discretion in your supplier selection. In light of the fact that you disclose favorable pricing with your current supplier, and also the fact that your current supplier is a related party, please explain why you believe any such discretion in supplier selection is substantive. Please tell us whether you currently utilize other suppliers and also whether there are other suppliers that offer the same products as QRR. Refer to FASB ASC 605-45-45-10.

●	Response: The Company purchases all of its products from QRR based on the favorable pricing it receives. There are other competitors that sell similar products and, if QRR were unable or unwilling to provide any products, then the Company would either contract with other manufacturers or purchase a similar product from another supplier.

Ms. Amanda Ravitz

February 1, 2016

●	Tell us how you considered if you have credit risk as outlined in FASB ASC 605-45-45-13. In this regard, clarify for us when you are required to pay QRR for the inventory you purchase from them.

●	Response: The Company assumes credit risk for the amount billed to the customer and therefore has the risks and rewards as a principal in the transaction. The Company is responsible for collecting the sales price from a customer and prepays QRR regardless of whether the sales price is fully collected. The Company is obligated to return the full purchase price paid by the customer and not the net amount it earned on the sale.

●	You state that the company “substantially meets most” of the indicators for gross reporting. Please clarify for us the criteria that you believe you “substantially meet” and discuss why you do not fully meet those criteria. Please also clarify for us which criteria you do not substantially meet and how you considered those negative indicators in your conclusion that gross reporting is appropriate.

●	Response: The Company believes it meets all of the indicators for gross reporting as set forth above. The Company is the primary obligor, it has inventory risk, it has the ability to determine the price it sells the products to customers, it can change the product, it has supplier discretion, it can determine the nature, type, characteristics and specification of the products, it has physical risk of inventory as it purchases the products and assumes the risk of sale, and it has the credit risk for the customer to pay.

Exhibits

13.	We note your response to prior comment 30 and your disclosure on page 4 that you filed a certificate of correction on February 4, 2015 with the Delaware Secretary of State to reflect the stock split. Please file this certificate of correction as an exhibit to the registration statement.

Response:	The Company filed the certificate of correction as Exhibit 3.1c to the previous registration statement.

14.	We note your response to prior comment 31. Please remove paragraphs 4(b) - (d) in Exhibit 99.1 or explain how these representations do not act as inappropriate disclaimers or waivers of shareholders’ rights under federal securities laws in contravention of Section 14 of the Securities Act of 1933.

Response:	The Company has removed paragraphs 4(b) – (d) and changed the offering price to $0.20 per share from $0.05 per share.

Ms. Amanda Ravitz

February 1, 2016

Exhibit 23.1

15.	We note the consent provided appears to include a number of errors. Specifically, the consent refers to the report dated May 13, 2014 on your financial statements as of and for the periods ending December 31, 2014 and 2013. However, the referenced audit report dated May 13, 2014 is on the financial statements as of and for the periods ending December 31, 2013 and 2012. In addition, the consent omits reference to the statements of cash flows. Prior to requesting effectiveness, please have your independent accountant provide a proper currently dated consent

Response:	The independent accountant has revised its consent to correct the errors and reflect the audit for December 31, 2013.

We believe the foregoing changes have adequately addressed the SEC’s comments.

If you have any question or require anything further, please feel free to call me at 310-576-4758 or Michael Connette at (424) 777-8800.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley, Esq.,
Donald P. Hateley, Esq., CPA

cc: Victor Shvetsky, Chief Executive Officer